Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Quarter 2018 Financial Results

•	A total of 2,354 hotels with 195,552 hotel rooms were in operation as of March 31, 2018, as compared to 2,289 hotels and 190,807 hotel rooms as of December 31, 2017

•	Total revenues increased 23.3% year-over-year from RMB166.3 million for the first quarter of 2017 to RMB204.9 million (US$32.7 million)[1] for the first quarter of 2018.

•	Adjusted EBITDA (non-GAAP) increased 29.6% year-over-year from RMB87.7 million for the first quarter of 2017 to RMB113.6 million (US$18.1 million)[1] for the first quarter of 2018.

•	Net income attributable to GreenTree Hospitality Group Ltd. increased 21.0% year-over-year from RMB74.5 million for the first quarter of 2017 to RMB90.2 million (US$14.4 million)[1] for the first quarter of 2018.

•	Core net income (non-GAAP) increased 27.5% year-over-year from RMB65.9 million for the first quarter of 2017 to RMB84.0 million (US$13.4 million)[1] for the first quarter of 2018.

•	Basic and diluted earnings per ADS were RMB0.98 (US$0.16)[1] for the first quarter of 2018, compared to RMB0.82 for the first quarter of 2017.

•	The Company provided guidance for growth in full year 2018 total revenues of 20-25% from 2017.

SHANGHAI, China, May 15, 2018 /PRNewswire/ — GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading franchised hotel operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter of 2018 Operational Highlights

•	As of March 31, 2018, GreenTree had 26 leased-and-operated (“L&O”) hotels and 2,328 franchised-and-managed (“F&M”) hotels in operation in 266 cities across China, compared to 26 L&O hotels and 2,263 F&M hotels in operation in 263 cities as of December 31, 2017.

•	In the first quarter of 2018, the Company opened 80 F&M hotels, 44 in the mid-scale segment, 6 in the business to mid-to-up-scale segment and 30 in the economy segment. Of the hotels opened, 10 hotels were in Tier 1 cities[2], 22 in Tier 2 cities[3] and the remaining 48 hotels in other cities in China, while the Company closed a total of 15 F&M hotels in the quarter.

[1]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.2726 on March 30, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
[2]	“Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.
[3]	“Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

•	As of March 31, 2018, the Company had a total of 406 hotels contracted for or under development.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB156 in the first quarter of 2018, compared to RMB152 in the first quarter of 2017, an increase of 2.6% year-over-year.

•	The occupancy rate for all hotels in operation was 79.2% in the first quarter of 2018, compared to 77.6% in the first quarter of 2017, an increase of 1.6% year-over-year.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB124 in the first quarter of 2018, representing a 5.1% year-over-year increase from RMB118 in the first quarter of 2017.

As of March 31, 2018, we had approximately 22 million individual loyal members and over 860,000 corporate members, compared to approximately 21 million and over 820,000, respectively, as of December 31, 2017. During the first quarter of 2018, we sold approximately 96% of our room nights through our direct sales channels, including our individual loyal members and corporate members, while online travel agencies, or OTAs, only contributed approximately 4% of our room nights.

“After 13 years of hard work by our team and fast organic growth, we are proud to have completed our IPO on the NYSE on March 27, 2018,’ commented Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “Historically, the first quarter has been our softest quarter due to the Chinese New Year holiday. However we were able to achieve solid operating results for the quarter. We are quite pleased with our start as a public company, and we are confident in our positioning going forward. We will continue to focus on our existing business model which we believe will benefit our customers and franchisees, grow our membership program and invest in our brands and our technology. We have a strong pipeline and are on track to open more new hotels. We are particularly excited to premier our three new business to mid-to-up-scale brands this year, namely Gme, Gya and VX. With additional cash on our balance sheet, we intend to make selective acquisitions to further expand our hotel network. Overall, continued strong economic growth and increasing consumer spending, along with our distinct portfolio of brands, strong pipeline, and asset-light model, should help us continue to deliver strong operational performance and value to our shareholders over the long term.”

First Quarter of 2018 Financial Results

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	41,762,816	44,175,458	7,042,607
Franchised-and-managed hotels	112,236,364	143,868,763	22,936,065
Membership fees	12,267,607	16,899,200	2,694,130
Total revenues	166,266,787	204,943,421	32,672,802

Total revenues for the first quarter of 2018 were RMB204.9 million (US$32.7 million)1, representing a 23.3% increase over the first quarter of 2017. This year-over-year increase was primarily attributable to the net additional 65 F&M hotels to our network, the opening of a GreenTree Eastern L&O hotel in Shanghai in June 2017, improved RevPAR for both F&M and L&O hotels as well as membership growth; and was partially offset by the closure of one L&O hotel and the conversion of six L&O hotels to F&M hotels.

•	Total revenues from leased-and-operated hotels for the first quarter of 2018 were RMB44.2 million (US$7.0 million)[1], representing a 5.8% year-over-year increase. This year-over-year increase was mainly attributable to RevPAR growth of 17.0% resulting from a GreenTree Eastern hotel opened in Shanghai in 2017, and partially offset by the closure of one hotel and the conversion of six hotels to F&M hotels in 2017.

•	Total revenues from franchised-and-managed hotels for the first quarter of 2018 were RMB143.9 million (US$22.9 million)[1], representing a 28.2% year-over-year increase. Initial franchise fees increased 75.4% year-over-year, primarily due to the gross opening of 80 hotels in the first quarter of 2018 as compared to 48 hotels opened in the first quarter of 2017. The 25% year-over-year increase in recurring franchisee management fees was primarily due to RevPAR growth of 4.2% as well as growth in central reservation system (“CRS”) usage fees, annual IT and marketing fees and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation.

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Initial franchise fee	7,122,581	12,494,913	1,991,983
Recurring franchise management fee	105,113,783	131,373,850	20,944,082

Revenues from franchised-and-managed hotels	112,236,364	143,868,763	22,936,065

•	Membership fees represent the one-time membership fee the Company charges in relation to its paid memberships recognized as our revenue on a straight line basis over the estimated life of the membership, which is three to six years depending on the membership level. This totaled RMB16.9 million (US$2.7 million)[1] in the first quarter of 2018, representing a 37.8% year-over-year increase. The increase was primarily a result of an increase in the number of our paid members from approximately 17 million as of December 31, 2017 to approximately 18 million as of March 31, 2018 as we continued to promote our paid membership program.

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Operating cost and expenses
Hotel operating costs	57,034,812	65,111,072	10,380,237
Selling and marketing expenses	9,653,945	11,349,067	1,809,308
General and administrative expenses	18,434,930	20,400,857	3,252,376
Other operating expenses	852,735	143,262	22,839

Total operating cost and expenses	85,976,422	97,004,258	15,464,760

Hotel operating costs for the first quarter of 2018 were RMB65.1 million (US$10.4 million)1, compared to RMB57.0 million in the first quarter of 2017, representing a 14.2% year-over-year increase. The year-over-year increase were mainly attributable to the increased general managers in our hotel network and other costs associated with the expansion of our F&M hotels, and higher rental costs in the GreenTree Eastern L&O hotel and other L&O hotels; and was partially offset by reduced rental costs, depreciation and amortization and operating costs related to the closure and conversion of seven L&O hotels.

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Rental	15,300,179	17,632,067	2,810,966
Utilities	4,696,087	5,111,000	814,814
Personnel cost	6,402,224	7,231,850	1,152,927
Depreciation and amortization	6,141,427	4,820,413	768,487
Consumable, food and beverage	2,745,119	4,436,637	707,304
Costs of general managers of franchised-and-operated hotels	12,921,722	15,585,608	2,484,713
Other costs of franchised-and-operated hotels	5,591,800	6,750,036	1,076,115
Others	3,236,254	3,543,461	564,911

Hotel Operating Costs	57,034,812	65,111,072	10,380,237

Selling and marketing expenses for the first quarter of 2018 were RMB11.3 million (US$1.8 million)1, compared to RMB9.7 million in the first quarter of 2017. The year-over-year increase of 17.6% in the first quarter of 2018 was mainly attributable to advertising and promotion expenses mainly related to our three new business to mid-to-up-scale brands (Gme, Gya and VX), increased personnel, compensation and other costs (i.e. travel expenses) of business development personnel, as a result of the increased opening of hotels.

General and administrative expenses for the first quarter of 2018 were RMB20.4 million (US$3.3 million)1, compared to RMB18.4 million in the first quarter of 2017. The year-over-year increase of 10.7% was mainly due to IPO-related expenses and increased compensation of staff at our headquarters resulting from the growth of our business.

Gross profit for the first quarter of 2018 was RMB139.8 million (US$22.3 million)1, compared to RMB109.2 million in the first quarter of 2017, representing a year-over-year increase of 28.0%. Gross margin improved to 68.2%, compared to 65.7% a year ago.

Income from operations for the first quarter of 2018 was RMB121.8 million (US$19.4 million)1, compared to RMB80.6 million in the first quarter of 2017, representing a year-over-year increase of 51.0%. Operating margin improved to 59.4%, compared to 48.5% a year ago.

Adjusted EBITDA (non-GAAP) for the first quarter of 2018 was RMB113.6 million (US$18.1 million)1, compared to RMB87.7 million for the first quarter of 2017, a year-over-year increase of 29.6%. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as percentage of total revenues, was 55.4% in the first quarter of 2018, compared to 52.7% in the first quarter of 2017.

Net income attributable to GreenTree Hospitality Group Ltd. for the first quarter of 2018 was RMB90.2 million (US$14.4 million)1, or 44.0% of total revenues, compared to RMB74.5 million, or 44.8% of total revenues, in the first quarter of 2017, a year-over-year increase of 21.0%.

Core net income (non-GAAP) for the first quarter of 2018 was RMB84.0 million (US$13.4 million)1, compared to RMB65.9million in the first quarter of 2017, representing a 27.5% year-over-year increase. The core net margin, defined as core net income (non-GAAP) as percentage of total revenues, was 41.0% in the first quarter of 2018, compared to 39.6% in the first quarter of 2017.

Basic and diluted earnings per ADS for the first quarter of 2018 were RMB0.98 (US$0.16)1, compared to RMB0.82 for the first quarter of 2017, representing a year-over-year increase of 19.5%.

Cash flow. Operating cash inflow for the first quarter of 2018 was RMB116.0 million (US$18.5 million)1, due primarily to improved operating performance across our hotel portfolio. Investing cash inflow for the first quarter of 2018 was RMB160.1 million (US$25.5 million)1, which was attributable primarily to changes in short term investments, and partially offset by purchase of property and equipment of RMB58.3 million. Financing cash inflow for the first quarter of 2018 was RMB790.5 million (US$126.0 million)1, which was attributable primarily to IPO proceeds net of capitalized expenses of RMB833.2 million, partially offset by dividends to pre-IPO shareholders and related taxes of RMB42.7 million.

Cash and cash equivalents, Short term investments and Trading securities. As of March 31, 2018, the Company had a total balance of cash and cash equivalents, short term investments and trading securities of RMB2,077.2 million (US$331.2 million)1, as compared to RMB1,251.6 million as of December 31, 2017, primarily due to the proceeds of our IPO net of capitalized expenses and net operating cash inflow.

Guidance

For the full year 2018, the Company expects growth in total revenues of 20-25% from 2017.

The guidance set forth above reflects the Company’s current and preliminary view based on our estimates, and may not be indicative of our financial results for future interim periods and the full year ended December 31, 2018, and is subject to change.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM on May 15, 2018, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201203
US	1-888-346-8982
Hong Kong	800-905945 or 852-3018-4992

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call through May 22, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10120243

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from trading securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading franchised hotel operator in China. As of December 31, 2017, GreenTree had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotel rooms according to the China Hospitality Association. The Company has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China, the consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value- and quality-conscious business and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

—Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	161,963,665	1,227,699,122	195,724,121
Short-term investment	781,850,000	553,411,589	88,226,826
Trading securities	307,754,960	296,109,261	47,206,782
Accounts receivable, net of allowance for doubtful accounts	53,882,894	64,786,226	10,328,448
Amounts due from related parties	3,248,692	3,665,050	584,295
Prepaid rent	4,292,472	2,706,095	431,415
Inventories	2,355,154	1,579,974	251,885
Other current assets	127,269,801	138,777,412	22,124,384
Loans receivable, net	6,600,000	9,960,000	1,587,858
Deferred tax assets	36,207,884	37,004,631	5,899,409
Total current assets	1,485,425,522	2,335,699,360	372,365,423

Non-current assets:
Amounts due from a related party	2,600,000	2,600,000	414,501
Restricted cash	3,000,000	3,000,000	478,271
Loan receivable, net	—	13,140,000	2,094,825
Property and equipment, net	96,669,251	94,212,311	15,019,659
Intangible assets, net	3,727,383	3,476,141	554,179
Goodwill	2,959,183	2,959,183	471,763
Long-term investments	122,508,832	121,601,796	19,386,187
Other assets	5,741,301	61,387,090	9,786,546
Deferred tax assets	33,351,457	33,831,687	5,393,567
TOTAL ASSETS	1,755,982,929	2,671,907,568	425,964,921

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	7,293,341	11,990,281	1,911,533
Advance from customers	33,662,363	25,173,880	4,013,309
Amounts due to related parties	473,018	799,714	127,493
Salary and welfare payable	44,577,683	42,898,598	6,839,046
Deferred rent	2,916,205	2,974,506	474,206
Deferred revenue	109,101,986	115,220,777	18,368,902
Accrued expenses and other current liabilities	293,741,951	322,017,828	51,337,216
Income tax payable	103,830,578	120,564,418	19,220,804
Dividends payable	39,691,103	160,840,918	25,641,826
Deferred tax liabilities	27,745,951	25,618,132	4,084,133
Total current liabilities	663,034,179	828,099,052	132,018,468

Deferred rent	23,050,635	21,977,886	3,503,792
Deferred revenue	144,258,584	153,048,710	24,399,565
Other long-term liabilities	73,937,277	75,710,666	12,070,061
Deferred tax liabilities	5,797,260	5,087,072	810,999
Unrecognized tax benefits	113,299,633	117,050,785	18,660,649
Total liabilities	1,023,377,568	1,200,974,171	191,463,534

Shareholders’ equity:
Class A ordinary shares	160,189,926	217,421,867	34,662,160
Class B ordinary shares	140,696,841	115,534,210	18,418,871
Additional paid-in capital	212,309,734	989,409,918	157,735,216
Retained earnings	223,134,889	152,492,832	24,310,945
Accumulated other comprehensive loss	(4,086,149)	(4,256,031)	(678,511)
Total GreenTree Hospitality Group Ltd. shareholders’ equity	732,245,241	1,470,602,796	234,448,681

Noncontrolling interests	360,120	330,601	52,706
Total shareholders’ equity	732,605,361	1,470,933,397	234,501,387

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,755,982,929	2,671,907,568	425,964,921

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	41,762,816	44,175,458	7,042,607
Franchised-and-managed hotels	112,236,364	143,868,763	22,936,065
Membership fees	12,267,607	16,899,200	2,694,130
Total revenues	166,266,787	204,943,421	32,672,802

Operating cost and expenses
Hotel operating costs	(57,034,812)	(65,111,072)	(10,380,237)
Selling and marketing expenses	(9,653,945)	(11,349,067)	(1,809,308)
General and administrative expenses	(18,434,930)	(20,400,857)	(3,252,376)
Other operating expenses	(852,735)	(143,262)	(22,839)
Total operating cost and expenses	(85,976,422)	(97,004,258)	(15,464,760)

Other operating income	344,499	13,825,401	2,204,094
Income from operations	80,634,864	121,764,564	19,412,136

Interest income and other, net	6,735,011	4,703,862	749,906
Gains (losses) from trading securities	11,582,052	(5,173,627)	(824,798)
Other expense, net	(40,966)	—	—
Income before income taxes	98,910,961	121,294,799	19,337,244

Income tax expense	(23,837,405)	(30,218,421)	(4,817,527)
Income before share of loss in equity investees	75,073,556	91,076,378	14,519,717

Share of loss in equity investees, net of tax	(565,525)	(907,036)	(144,603)
Net income	74,508,031	90,169,342	14,375,114

Net loss attributable to noncontrolling interests	28,118	29,519	4,706
Net income attributable to ordinary shareholders	74,536,149	90,198,861	14,379,820

Net earnings per share
Class A ordinary share-basic and diluted	0.82	0.98	0.16
Class B ordinary share-basic and diluted	0.82	0.98	0.16

Net earnings per ADS
Class A ordinary share-basic and diluted	0.82	0.98	0.16
Class B ordinary share-basic and diluted	0.82	0.98	0.16

Weighted average shares outstanding
Class A ordinary share-basic and diluted	48,635,252	50,856,151	50,856,151
Class B ordinary share-basic and diluted	42,716,957	40,949,391	40,949,391

Other comprehensive income, net of tax
-Foreign currency translation adjustments	(1,152,244)	(169,882)	(27,083)
Comprehensive income, net of tax	73,355,787	89,999,460	14,348,031

Comprehensive loss attributable to noncontrolling interests	28,118	29,519	4,706
Comprehensive income attributable to ordinary shareholders	73,383,905	90,028,979	14,352,737

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31,	March 31,	March 31,
	2017	2018	2018
	RMB	RMB	USD
Operation activities:
Net income	74,508,031	90,169,342	14,375,114

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,558,915	5,394,502	860,011
Share of loss in equity method investments	565,525	907,036	144,603
Interest income	(3,050,000)	(4,703,862)	(749,906)
Bad debt expense	573,272	319,258	50,897
(Gains) losses from trading securities	(11,582,052)	5,173,627	824,798
Loss on disposal of property and equipment	852,736	—	—
Foreign exchange (gain) loss	(923,501)	725,206	115,615
Share-based compensation	—	159,839	25,482

Changes in operating assets and liabilities:
Restricted cash	7,200,000	—	—
Accounts receivable	(10,705,600)	(11,222,590)	(1,789,145)
Prepaid rent	3,968,362	1,586,377	252,906
Inventories	217,476	775,180	123,582
Amounts due from related parties	2,254,024	(416,358)	(66,377)
Other current assets	(2,789,799)	(6,803,749)	(1,084,678)
Other assets	1,728,263	—	—
Accounts payable	1,314,586	4,696,940	748,803
Amounts due to related parties	2,695,971	326,696	52,083
Salary and welfare payable	(2,818,801)	(1,679,085)	(267,686)
Deferred revenue	16,892,977	14,908,917	2,376,832
Advance from customers	3,463,721	(8,488,483)	(1,353,264)
Accrued expenses and other current liabilities	12,280,946	4,083,287	650,972
Income tax payable	15,003,494	19,733,840	3,146,038
Unrecognized tax benefits	(450,013)	3,751,152	598,022
Deferred rent	(5,208,048)	(1,014,448)	(161,727)
Other long-term liabilities	(9,038,094)	1,773,389	282,720
Deferred taxes	35,692	(4,114,984)	(656,025)
Net cash provided by operating activities	103,548,083	116,041,029	18,499,670

Investing activities:
Purchases of property and equipment	(4,759,726)	(58,332,109)	(9,299,510)
Purchases of short-term investments	—	(516,561,589)	(82,352,069)
Proceeds from short-term investments	—	745,000,000	118,770,526
Proceeds from disposal of property and equipment	1,600,000	—	—
Purchases of trading securities	(31,142,698)	(4,795,838)	(764,569)
Proceeds from disposal of trading securities	20,729,356	11,267,910	1,796,370
Loan to a related party	(1,000,000)	—	—
Loan to franchisees	(3,500,000)	(20,000,000)	(3,188,470)
Repayment from a franchisee	—	3,500,000	557,982
Net cash (used in) provided by investing activities	(18,073,068)	160,078,374	25,520,260

Financing activities:
Distribution to the shareholders	—	(39,691,103)	(6,327,696)
Income tax paid related to the above distribution	—	(3,000,000)	(478,271)
Increase in restricted cash	(875,000,000)	—	—
Proceeds from IPO, net of capitalized expenses	—	833,202,245	132,832,039
Net cash (used in) provided by financing activities	(875,000,000)	790,511,142	126,026,072

Effect of exchange rate changes on cash and cash equivalents	(228,741)	(895,088)	(142,698)

Net increase in cash and cash equivalents	(789,753,726)	1,065,735,457	169,903,304
Cash and cash equivalents at the beginning of the year	896,782,935	161,963,665	25,820,817
Cash and cash equivalents at the end of the year	107,029,209	1,227,699,122	195,724,121

Supplemental disclosure of cash flow information:
Income taxes paid	(9,283,301)	(14,599,565)	(2,327,514)

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Net income	74,508,031	90,169,342	14,375,114

Deduct:
Other operating income	344,499	13,825,401	2,204,094
Interest income and other, net	6,735,011	4,703,862	749,906
Gains from trading securities	11,582,052	—	—
Add:
Other operating expenses	852,735	143,262	22,839
Income tax expense	23,837,405	30,218,421	4,817,527
Share of loss in equity investees, net of tax	565,525	907,036	144,603
Share-based compensation	—	159,839	25,482
Depreciation and amortization	6,558,915	5,394,502	860,011
Losses from trading securities	—	5,173,627	824,798
Other expense, net	40,966	—	—
Adjusted EBITDA (Non-GAAP)	87,702,015	113,636,766	18,116,374

	Quarter Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Net income	74,508,031	90,169,342	14,375,114

Deduct:
Government subsidies (net of 25% tax)	38	10,236,002	1,631,859
Gains from trading securities (net of 25% tax)	8,686,539	—	—
Add:
Share-based compensation	—	159,839	25,482
Losses from trading securities (net of 25% tax)	—	3,880,220	618,598
Other expense (net of 25% tax)	30,725	—	—

Core net income (Non-GAAP)	65,852,179	83,973,399	13,387,335

Operational Data

	As of March 31, 2017	As of March 31, 2018
Total hotels in operation:	1,964	2,354
Leased and owned hotels	30	26
Franchised hotels	1,934	2,328
Total hotel rooms in operation	168,579	195,552
Leased and owned hotels	3,829	3,301
Franchised hotels	164,750	192,251
Number of cities	233	266

	Quarter ended
	March 31, 2017	March 31, 2018
Occupancy rate (as a percentage)
Leased and owned hotels	59.40%	60.50%
Franchised hotels	78.10%	79.60%
Blended	77.60%	79.20%
Average daily room rate (in RMB)
Leased and owned hotels	168	193
Franchised hotels	152	155
Blended	152	156
RevPAR (in RMB)
Leased and owned hotels	100	117
Franchised hotels	119	124
Blended	118	124

Hotel breakdown by segment

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of December 31, 2017	As of March 31, 2018	As of December 31, 2017	As of March 31, 2018
Economy hotels	257	287	14,060	15,810
Vatica	104	111	7,704	8,280
Shell	153	176	6,356	7,530
Mid-scale	1,982	2,012	171,041	173,456
GreenTree Inn	1,733	1,755	151,154	152,821
GreenTree Alliance	249	257	19,887	20,635
Business to Mid-to-up-scale	50	55	5,706	6,286
GreenTree Eastern	50	55	5,706	6,286
Total	2,289	2,354	190,807	195,552

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886*7999

Email: ir@998.com

http://ir.998.com

Christensen

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com